UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934


                    THE HILLHAVEN CORPORATION
                         (Name of Issuer)

                   Common Stock, $.75 Par Value
                  (Title of Class of Securities)

                           431576 10 7
                          (CUSIP Number)


                     Thomas E. Phillippe, Sr.
                7240 Shadeland Station, Suite 250
           Indianapolis, Indiana  46256  (317) 596-6115
   (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)


                          June 30, 1995
     (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule l3D, and is filing this schedule because of Rule l3d-1(b)(3) or
(4), check the following box  [ ]

Check the following box if a fee is being paid with the statement
 [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule l3d-l(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



Total pages: ________

                                                 SEC 1746 (12-91)
SCHEDULE 13D


CUSIP No.          431576 10
7

Page _________ of _________
Pages




1   NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Thomas E. Phillippe, Sr.



2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a)    [ ]
    (b)    [X]



3   SEC USE ONLY




4   SOURCE OF FUNDS

OO


5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(D)OR 2(E)
    [ ]



6   CITIZENSHIP OR PLACE OR ORGANIZATION

U.S.A.


7


NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
SOLE VOTING POWER

2,560,948


8

SHARED VOTING POWER

- -0-


9

SOLE DISPOSITIVE POWER

2,560,948


10

SHARED DISPOSITIVE POWER

- -0-


11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,560,948


12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*




13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.8%


14
TYPE OF REPORTING PERSON

IN

                   SEE INSTRUCTIONS BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D


Item 1.   Security and Issuer.

     The class of equity securities to which this statement relates is the Common Stock, $.75 par value (the "Hillhaven Common
Shares"), of The Hillhaven Corporation, a Nevada corporation with its principal offices at 1148 Broadway Plaza, Tacoma, Washington
98402 ("Hillhaven").

Item 2.   Identity and Background.

     This statement is filed by Thomas E. Phillippe, Sr., an individual resident in the State of Indiana (the "Reporting Person"). The business address of the Reporting Person is 7240 Shadeland Station, Suite 250, Indianapolis, Indiana, 46256. The Reporting Person is currently the President of Opal Care Centers, Inc., an Indiana corporation with its principal offices at 7240 Shadeland Station, Suite 250, Indianapolis, Indiana, 46256, which specializes in construction with respect to nursing homes. The Reporting Person is a United States citizen.

     The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

     The shares reported in this statement (the "Reported Shares") were acquired by the Reporting Person in connection with a share exchange transaction (the "Share Exchange") pursuant to a Share Exchange Agreement (the "Share Exchange Agreement") by and among Hillhaven, Nationwide Care, Inc., an Indiana corporation ("NCI"), Phillippe Enterprises, Inc., an Indiana corporation ("PEI"), Meadowvale Skilled Care Center, Inc., an Indiana corporation ("Meadowvale")(NCI, PEI and Meadowvale are collectively referred to herein as the "Targets"), and certain affiliated partnerships of the Targets (the Targets and the affiliated partnerships are collectively referred to herein as the "Nationwide Entities"). The Share Exchange was structured as a tax-free reorganization and was consummated on June 30, 1995 (the "Closing Date"). In connection with the Share Exchange, Hillhaven exchanged 5,000,000 Hillhaven Common Shares (the "Share Exchange Consideration") for all of the outstanding common stock of each of the Targets. The Reporting Person was a significant stockholder of NCI and PEI prior to the Share Exchange.

Item 4.   Purpose of the Transaction.

     The Hillhaven Common Shares reported on this statement were acquired in connection with the Share Exchange described in Item 3 and are held for investment purposes. The Reporting Person has no present plans or proposals which may relate to or would result in
(a) the acquisition or disposition of additional securities of Hillhaven by any person; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Hillhaven or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of Hillhaven or any of its subsidiaries; (d) any change in the present Board of Directors or management of Hillhaven, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of Hillhaven; (f) any other material change in Hillhaven's business or corporate structure; (g) changes in Hillhaven's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of Hillhaven by any person; (h) causing a class of securities of Hillhaven to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of Hillhaven becoming eligible for termination of a registration pursuant to section 12(g)(4) of the Securities Exchange Act of 1934 as amended; or (j) any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer.

     At the close of business on July 18, 1995, the Reporting Person was the beneficial owner of 2,560,948 Hillhaven Common Shares. Based upon the most recent information available to the Reporting Person, these shares constitute approximately 6.8% of the issued and outstanding Hillhaven Common Shares.

     The Reporting Person holds sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of the Reported Shares. Of the Reported Shares, 479,435 Hillhaven Common Shares (or an aggregate of 1,438,305 Hillhaven Common Shares) are owned by three separate annuity trusts established by the Reporting Person (the "Trusts"), one for the benefit of each of the three children of the Reporting Person. As the trustee under the Trusts, the Reporting Person retains sole voting and dispositive power over the Hillhaven Common Shares owned by the Trusts.

     Other than in connection with the Share Exchange, the Reporting Person has not effected any other transactions in the Hillhaven Common Shares during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Because the Reporting Person was an affiliate of NCI and PEI prior to the Share Exchange, future transfers of the Reported Shares by the Reporting Person will be subject to certain restrictions in accordance with Rule 145 promulgated by the Securities and Exchange Commission under the Securities Act of 1933, as amended.

     In order to preserve the treatment of the Share Exchange as a pooling-of-interests for accounting purposes, the shareholders of the Targets (the "Target Shareholders") agreed to refrain from selling, exchanging, pledging or otherwise disposing of any Hillhaven Common Shares received as a result of the Share Exchange until Hillhaven has published financial results of the combined operations of Hillhaven and the Nationwide Entities covering at least 30 days of such combined operations. Hillhaven agreed to publish such results no later than the last to occur of (a) 60 days following the end of the month including the Closing Date or (b) 10 days following delivery of such financial information with respect to the operations previously owned by the Nationwide Entities as Hillhaven considers reasonably necessary to prepare such combined financial results.

     As security for, and as the sole source for satisfaction of, certain indemnification obligations of the Target Shareholders provided for under the Share Exchange Agreement, 10% of the number of Hillhaven Common Shares that comprised the Share Exchange Consideration (the "Escrow Shares") were placed in escrow by the Target Shareholders with Bank One, Indianapolis, N.A. (the "Escrow Agent"), to remain in escrow until Hillhaven's independent accountants have completed the first audit following the effective time of the Share Exchange (the "Effective Time") of Hillhaven's and the Nationwide Entities' combined operations, but not later than one year after the Closing Date.

     In addition, as security for the indemnification obligations with respect to certain litigation, 5% of the number of Hillhaven Common Shares that comprised the Share Exchange Consideration (the "Supplemental Escrow Shares") were placed in escrow by the shareholders of NCI with Bank One, Indianapolis, N.A. (the "Supplemental Escrow Agent"), to remain in escrow until the earlier of the date certain litigation has been finally settled or otherwise finally resolved or the date that an unappealable summary judgment to the effect that punitive damages will not be allowed in such litigation has been granted.

     Pursuant to each of the escrow agreements described above, Thomas E. Phillippe, Jr., the son of the Reporting Person, was appointed as attorney-in-fact (the "Shareholder Agent") to act as the agent of the Target Shareholders in the performance of all of their obligations and exercise all of their rights under such agreements. All voting and dividend rights with respect to the Escrow Shares and Supplemental Escrow Shares remain with each respective Target Shareholder. The Shareholder Agent may also direct the Escrow Agent and Supplemental Escrow Agent to sell one or more of the Escrow Shares or Supplemental Escrow Shares on the NYSE and deposit the proceeds into the appropriate escrow account, which proceeds shall be distributed, designated, withheld and otherwise subject to the terms of such agreements.

     On the Closing Date, pursuant to the Share Exchange Agreement the Target Shareholders executed and delivered to Hillhaven certain Agreements Among Shareholders (the "Shareholders' Agreements"). In order to facilitate the delivery of certain legal opinions to be delivered at closing concerning the tax treatment of the Share Exchange, under the Shareholders' Agreements each Target Shareholder represented, warranted and covenanted that such Target Shareholder would not dissent in or to the transactions contemplated in connection with the proposed merger (the "Merger") between Hillhaven and Vencor, Inc., a Delaware corporation ("Vencor"). Each Target Shareholder also severally represented, warranted and covenanted to the other Target Shareholders that he, she or it had no plan, intention or arrangement to sell, exchange, pledge, or otherwise dispose of a number of the Hillhaven Common Shares received as Share Exchange Consideration (or shares of Vencor common stock received in the Merger) that would reduce such person's ownership of such Hillhaven Common Shares (or shares of Vencor common stock) to a number having a value, determined at the Effective Time, of less than 50% of the value of Target stock held by such person immediately before the Share Exchange. Further, pursuant to the Shareholders' Agreements, a Target Shareholder may sell, exchange, pledge, or otherwise dispose of any of the Hillhaven Common Shares received as Share Exchange Consideration (or shares of Vencor common stock received in the Merger) provided such disposition would not reduce the fair market value of the Hillhaven Common Shares (or shares of Vencor common stock), determined as of the Effective Time, held by such Target Shareholder to an amount less than 50% of the fair market value of the Target stock held by such Target Shareholder immediately before the Share Exchange. A Target Shareholder may not sell, exchange, pledge, or dispose of more than 50% of such Shareholder's Hillhaven Common Shares (or shares of Vencor common stock received in the Merger) within the two-year period immediately following the Effective Time, or within two years of the effective time of the Merger, whichever is later, unless: (a) such Target Shareholder obtains and delivers to Thomas E. Phillippe, Jr., acting as a representative of all the Target Shareholders (the "Representative"), an unqualified opinion of counsel (from counsel reasonably acceptable to the Representative, and in a form acceptable to the Representative) to the effect that such sale, exchange, pledge, or disposition would not adversely affect the tax-free status of the Share Exchange; and (b) the Representative and the Reporting Person (the "Phillippes") jointly consent in writing to such sale, exchange, pledge, or disposition. The Phillippes are required to use reasonable efforts to reply to a request for a disposition of shares pursuant to clause (b) above within 30 days of receipt of a written notice of a Target Shareholder's request to sell shares pursuant to such clause.

     In connection with the execution of the Shareholders' Agreement respecting NCI, in order to permit the sale by certain Target Shareholders of a number of Hillhaven Common Shares in addition to the number permitted to be sold by such Target Shareholders under such Shareholders' Agreement, the Reporting Person agreed not to sell, exchange, pledge or otherwise dispose of 200,008 Hillhaven Common Shares with respect to which the Reporting Person maintains dispositive power, in addition to the number of Hillhaven Common Shares which may not be sold, exchanged, pledged or otherwise disposed of by the Reporting Person pursuant to the terms of such Shareholders' Agreement.

     The Reporting Person created the Trusts, one for the benefit of each of his three children. Each Trust is irrevocable and expires two years from the date of creation of the Trust (the "Term"). Of the Hillhaven Common Shares reported on this statement, each of the Trusts owns 479,435 Hillhaven Common Shares. The Reporting Person retains voting and dispositive power over the Hillhaven Common Shares owned by the Trusts, and the Reporting Person may direct that such Hillhaven Common Shares be sold by the Trusts prior to expiration of the Term, subject to the provisions of the Shareholders' Agreement with respect to NCI. The Trust documents provide for annual annuity payments to be made to the Reporting Person and for the disposition of all of the trust assets to the Reporting Person and/or the respective child of the Reporting Person at the expiration of the Term.

Item 7.   Material to be Filed as Exhibits.

                                                 Page in
Sequential
    Description of Exhibits                       Numbering System


     Escrow Agreement dated by and among
     The Hillhaven Corporation and those
     shareholders named therein
     (Incorporated by reference to
     Exhibit 3.3(a) to Exhibit 2.01 to
     Amendment No.1 to Form S-4 filed on
     May 19, 1995 by The Hillhaven
     Corporation, File No. 33-58641).

     Supplemental Escrow Agreement by and
     among The Hillhaven Corporation and
     those shareholders named therein
     (Incorporated by reference to
     Exhibit 3.3(b) to Exhibit 2.01 to
     Amendment No.1 to Form S-4 filed on
     May 19, 1995 by The Hillhaven
     Corporation, File No. 33-58641).

     Agreement Among Shareholders by and
     among the former shareholders of
     Nationwide Care, Inc. (Incorporated
     by reference to Exhibit 12.2(i)(a)
     to Exhibit 2.01 to Amendment No.1 to
     Form S-4 filed on May 19, 1995 by
     The Hillhaven Corporation, File No.
     33-58641).

     Agreement Among Shareholders dated
     June 30, 1995 by and among the
     former shareholders of Phillippe
     Enterprises, Inc. (Incorporated by
     reference to Exhibit 12.2(i)(a) to
     Exhibit 2.01 to Amendment No.1 to
     Form S-4 filed on May 19, 1995 by
     The Hillhaven Corporation, File No.
     33-58641).

     Agreement dated June 30, 1995 by and      Exhibit 1
     among Thomas E. Phillippe, Sr.,
     Thomas E. Phillippe, Jr. and certain
     former shareholders of Nationwide
     Care, Inc.

     Thomas E. Phillippe, Sr. Declaration      Exhibit 2
     of Annuity Trust for the Benefit of
     Thomas E. Phillippe, Jr.

     Thomas E. Phillippe, Sr. Declaration      Exhibit 3
     of Annuity Trust for the Benefit of
     Stacey Jo Mervine

     Thomas E. Phillippe, Sr. Declaration      Exhibit 4
     of Annuity Trust for the Benefit of
     Towana K. Moore

                            SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Date: July 18, 1995                By:  /s/ Thomas E. Phillippe, Sr.
                                   Thomas E. Phillippe, Sr.

                                               Exhibit 1
                            AGREEMENT

     This Agreement ("Agreement") is made this 30th day of June, 1995 among Thomas E. Phillippe, Sr. Thomas E. Phillippe, Jr., Thomas E. Phillippe, Sr., as Trustee under Declaration of Trust dated November 29, 1994 for the benefit of Thomas E. Phillippe, Jr., Thomas E. Phillippe, Sr., as Trustee under Declaration of Trust dated November 29, 1994 for the benefit of Stacy Mervine and Thomas E. Phillippe, Sr., as Trustee under Declaration of Trust dated November 29, 1994 for the benefit of Towana Moore (all of the foregoing parties are collectively referred to herein as the "Phillippe Parties"; each of the Trusts are collectively referred to as the "Trusts"), on the one hand, and Continental Illinois Commercial Corporation, Pacific Mutual Life Insurance Company, PM Group Life Insurance Company, Ford S. Bartholow, Matthew W. Clary, Jeffrey M. Mann, Ann O'Brien, Robert F. Perille, Christopher J. Perry and Thomas E. Van Pelt, Jr. (collectively, the "Investors"), on the other hand.

                             Recitals

Item I. In connection with the consummation of a share exchange (the "Share Exchange") between Nationwide Care, Inc. ("Nationwide") and The Hillhaven Corporation ("Acquiror") pursuant to that certain Amended and Restated Agreement and Plan of Share of Exchange dated as of February 27, 1995 among Nationwide, Acquiror and certain other parties named therein, all of the shareholders of Nationwide (the "Shareholders") are required to execute a shareholders agreement (the "Shareholders Agreement") prior to the consummation of the Share Exchange..

Item II. The Shareholders Agreement will prohibit a Shareholder from disposing of more than one-half of the shares of common stock of Acquiror (the "Acquiror Common Shares") to be received by such Shareholder for a specified period of time, unless (a) such Shareholder obtains and delivers to the representative of the Shareholders an unqualified opinion of counsel to the effect that such disposition will not adversely affect the tax-free status of the Share Exchange; and (b) Thomas E. Phillippe, Jr. and Thomas E. Phillippe, Sr. (the "Phillippes") consent to the disposition (the requirements set forth in (a) and (b) are referred to herein as the "Conditions")..

Item III. As a result of the Share Exchange, the Investors will collectively hold 600,016 Acquiror Common Shares, Thomas E. Phillippe, Sr. will hold in his individual capacity 1,118,478 Acquiror Common Shares, and each of the Trusts will hold 479,435 Acquiror Common Shares..

Item IV. Absent the agreements set forth herein, the Shareholders Agreement contemplates that the Investors, collectively, will be permitted to dispose of no more than 300,008 Acquiror Common Shares without compliance with the Conditions..

Item V. Absent the agreements set forth herein, the Shareholders Agreement contemplates that Thomas E. Phillippe, Sr., in his individual capacity, will be permitted to dispose of no more than 559,239 Acquiror Common Shares, and the each of the Trusts will be permitted to dispose of no more than 239,717 Acquiror Common Shares, without compliance with the Conditions..

Item VI. The Investors, collectively, desire the flexibility to dispose of more than 300,008 Acquiror Common Shares, and the Phillippe Parties desire to permit the Investors to sell more than such number of Acquiror Common Shares, upon the terms and subject to the conditions set forth herein..

Item VII. As a condition to the closing of the Share Exchange, Ice Miller Donadio & Ryan shall deliver to Nationwide its opinion that the Share Exchange will constitute a tax-free reorganization. In rendering its opinion, Ice Miller Donadio & Ryan will be relying upon the Shareholders Agreement..

Item VIII. Unless otherwise indicated, all capitalized terms used in this Agreement shall have the same meaning given to such terms in the Shareholders Agreement..

     NOW, THEREFORE, in consideration of the mutual promises set forth herein, the parties hereto agree as follows:

                            Agreement

     A. Consent of PhillippesUpon the terms set forth herein, the Phillippes hereby consent to the disposition by the Investors, collectively, of up to 500,016 of the Acquiror Common Shares to be received by the Investors in connection with the Share Exchange.
As a result, the Investors, collectively, may indicate on Exhibit
A to the Shareholders Agreement their intent to dispose of up to 500,016 Acquiror Common Shares. The remaining 100,000 Acquiror Common Shares to be received by the Investors in connection with the Share Exchange (the "Restricted Shares") will be subject to the terms and conditions of the Shareholders Agreement.

     B. Additional Shares To Be Held By Phillippe and TrustsThomas E. Phillippe, Sr. and the Trusts together shall not, within two years of the Effective Time or within two years of the effective time of the Merger, whichever is later, sell, exchange, pledge or otherwise dispose of more than an aggregate of 1,478,401 Acquiror Common Shares, except in compliance with clause (b) of
Section 2 of the Shareholders Agreement. As a result, Thomas E. Phillippe, Sr. and the Trusts together may not indicate on Exhibit A to the Shareholders Agreement an intent to dispose of more than an aggregate of 1,078,382 Acquiror Common Shares.

     C. Approval of Ice Miller OpinionThe Representative hereby accepts the Ice Miller Opinion and deems it sufficient to meet the requirement of clause (i) of clause (b) of Section 2 of the Shareholders Agreement in connection with the disposition by the Investors, collectively, of up to 500,016 Acquiror Common Shares.

     D. Consent to Future SaleIn the event that the Merger occurs after December 31, 1995, the Phillippes hereby consent to the sale of the Restricted Shares by the Investors at any time after December 31, 1997, so long as prior to any such sale the selling Investor delivers to the Representative an unqualified opinion of McDermott, Will & Emery that such sale will not adversely affect the tax-free status of the Share Exchange.
     In Witness Whereof,
this Agreement has been executed as of the date first above written.



                                /s/Thomas E. Phillippe, Sr.
                                Thomas E. Phillippe, Sr.



                                /s/Thomas E. Phillippe, Sr.
                                Thomas E. Phillippe, Jr.

                                CONTINENTAL ILLINOIS COMMERCIAL
                                CORPORATION


                                By:  /s/M. Ann O'Brian
                                Name:
                                Title:

                                PACIFIC MUTUAL LIFE INSURANCE
                                COMPANY


                                By:  /s/Skyler Lance
                                Name:
                                Title:

                                PM GROUP LIFE INSURANCE COMPANY


                                By:  /s/Skyler Lance
                                Name:
                                Title:




                               Ford S. Bartholow




                               Matthew W. Clary






                               Jeffrey M. Mann




                               M. Ann O'Brien




                               Robert F. Perille




                               Christopher J. Perry




                               Thomas E. Van Pelt, Jr.




                               Thomas E. Phillippe, Sr., as Trustee under
                                  Declaration of Trust for the benefit of
                                  Thomas E. Phillippe, Jr.




                               Thomas E. Phillippe, Sr., as Trustee under
                                  Declaration of Trust for the benefit of
                                  Stacy Mervine




                               Thomas E. Phillippe, Sr., as Trustee under
                                  Declaration of Trust for the benefit of
                                  Towana Moore

                                            Exhibit 2

      THOMAS E. PHILLIPPE, SR. DECLARATION OF ANNUITY TRUST
           FOR THE BENEFIT OF THOMAS E. PHILLIPPE, JR.


                               This Declaration of Trust made by
Thomas E. Phillippe, Sr. this 29th day of November, 1994,
                               WITNESSETH:
                               Thomas E. Phillippe, Sr. hereby
declares that, on the aforesaid date, Thomas E. Phillippe, Sr. delivered to himself, as Trustee, the property listed on Schedule A attached hereto.
                               The term "Grantor," as used herein,
shall mean Thomas E. Phillippe, Sr. The term "Grantor's Spouse," as used herein, shall mean Joan M. Phillippe. The term "Trustee," as used herein, shall mean Thomas E. Phillippe, Sr., so long as he is the trustee of this trust, and shall mean the successor trustee or trustees thereafter.
                              ITEM I

                        Funding the Trust
                               The property transferred to the
Trustee shall be held and administered according to the terms of this trust. The Trustee acknowledges the receipt of such property. The Trustee is prohibited from accepting any additional contributions to the trust.
                             ITEM II
                          Irrevocability
                               This trust and all interests in it
are irrevocable, and neither the Grantor nor any other person shall have any power to amend any of the provisions of this trust. Notwithstanding the foregoing, the Trustee shall have the power, acting alone, to amend the trust in any manner required for the sole purpose of ensuring that the Grantor's interest qualifies and continues to qualify as a "qualified interest" within the meaning of Section 2702 of the Internal Revenue Code of 1986, as amended (the "Code").
                             ITEM III
                          Term of Trust
                               This trust shall begin on the date
of this trust agreement and shall continue until the earlier of (i) the date of the Grantor's death or (ii) the second (2nd) anniversary of the date of this trust agreement.
                             ITEM IV

              Payment of Annuity Amounts to Grantor
A. During the term of this trust the
Trustee shall annually pay to the Grantor an amount equal to fifty-six and eight-tenths percent (56.80%) of the fair market value of the trust assets valued as of the date of this agreement ("Annuity Amount"). In determining the Annuity Amount, the Trustee shall prorate the Annuity Amount on a daily basis for any short trust year, including the year of the Grantor's death (if applicable).
The Annuity Amount shall be paid in annual installments on each anniversary date of this trust agreement, unless prorated in accordance with this agreement for a short trust year, for each trust year from income and, to the extent that income is insufficient, from principal. Any trust income that is not distributed to the Grantor as part of the Annuity Amount shall be added to principal.
                               B. The Trustee shall make no
distributions of income or principal of the trust to anyone other than the Grantor before the termination of the trust, except as provided in Paragraph B. of Item V.
                               C. If the net fair market value of the
trust assets is incorrectly determined by the Trustee, then within a reasonable period of time after the final determination of the correct value, the Trustee shall pay to the Grantor (or the Grantor's Spouse, if applicable), in the case of an undervaluation, or the Grantor (or the Grantor's Spouse, if applicable) shall pay to the Trustee, in the case of an overvaluation, an amount equal to the difference between the Annuity Amount properly payable and the Annuity Amount actually paid, plus interest on such amounts computed at the rate required by the applicable treasury regulations or, if there are no such regulations, the rate used for valuing annuity interests under Section 664 of the Code, compounded annually.
                              ITEM V

                        Distribution Upon
                     Termination of the Trust
                               A. If the Grantor is living on the
second (2nd) anniversary of the date of this trust agreement, this trust shall terminate on the second (2nd) anniversary of the date of this trust agreement. The Trustee shall distribute the accrued but undistributed Annuity Amount to the Grantor. The Trustee shall distribute the balance of the trust property to Thomas E. Phillippe, Jr., if he is then living. If he is not then living, the Trustee shall distribute the trust property to his estate.
                               B. If the Grantor's interest in the
trust shall terminate by reason of the death of the Grantor prior to the expiration of the term of this trust, and if the Grantor's Spouse shall survive the Grantor, then the trust shall continue for the benefit of the Grantor's Spouse unless the Grantor shall have revoked such continuing spousal interest as hereinafter provided, and the Trustee shall distribute to the Grantor's Spouse each year until the second (2nd) anniversary of the date of this trust agreement, an amount equal to the Annuity Amount. After the second
(2nd) anniversary, the Trustee shall continue to distribute each year to the Grantor's Spouse an amount equal to all of the net trust income. Such distributions of the net trust income shall be made annually on the anniversary date of this trust.
                               Such continuing spousal interest of
the Grantor's Spouse under this Paragraph B. of this Item V shall be identified as the Contingent Spousal Interest.
                               The Grantor shall have the power to
revoke the Contingent Spousal Interest of the Grantor's Spouse under this Paragraph B. of this Item V by an instrument in writing signed by the Grantor during his lifetime and delivered to the Trustee or by a provision in the last will and testament of the Grantor referring to and revoking the Contingent Spousal Interest of his spouse under this Trust Agreement.
                               If the Contingent Spousal Interest
of the Grantor's Spouse shall not have been revoked by the Grantor, then upon the death of the Grantor's Spouse the Trustee shall distribute to the estate of the Grantor's Spouse all undistributed amounts of the Annuity Amount or net trust income, as applicable, which are accrued under the terms of this Trust Agreement or are payable to the Grantor's Spouse but have not been distributed to her as of the date of her death, and the Trustee shall distribute the remaining trust property to such of the Grantor's descendants, including living children and grandchildren and other more remote descendants, and in such shares and outright or in trust, as the Grantor's Spouse shall appoint by a provision in her last will and testament specifically referring to and exercising the limited power of appointment herein granted, or if the Grantor's Spouse shall not exercise such limited power of appointment with respect to all or any portion of the remaining trust property subject to such power, then the trust property not distributed as directed by the exercise of the Grantor's Spouse's limited power of appointment shall be distributed the trust property pursuant to the terms of Paragraph A. of this Item V.
                               C. If the Grantor's interest in the
trust shall terminate by reason of the death of the Grantor prior to the second (2nd) anniversary of the date of this trust agreement, and the Grantor's Spouse shall not have survived the Grantor, the Trustee shall divide the then remaining trust property into two (2) fractional shares as follows:
one (1) share, which shall be
identified as the Taxable Share, shall consist of a fractional share of the remaining trust property equal to that fractional share of the trust property that is included the Grantor's gross estate for federal estate tax purposes; and

one (1) share, which shall be
identified as the Non-Taxable Share, shall consist of a fractional share of the remaining Trust Property equal to that fractional share of the Trust Property that is not included in the Grantor's gross estate for federal estate tax purposes.

                               In determining the fractional
shares of the trust property included or not included in the Grantor's gross estate for federal estate tax purposes, the denominator of each respective fraction shall be the value of the trust property on the date of the Grantor's death as finally determined for federal estate tax purposes, and the numerator of each respective fraction shall be, in the case of the Taxable Share, the amount of the trust property included in the Grantor's gross estate for federal estate tax purposes, and in the case of the Non-Taxable Share, the amount of the trust property not included in the Grantor's gross estate for federal estate tax purposes, as finally determined for federal estate tax purposes.
(1)  The Trustee shall distribute the
Taxable Share to the Grantor's estate

(2)  The Trustees shall distribute the
Non-Taxable Share pursuant to the terms of Paragraph A. of this
Item V.

                               D. If the Grantor's interest in the
trust shall terminate by reason of the death of the Grantor prior to the second (2nd) anniversary of the date of this trust agreement, and the Grantor's Spouse shall have survived the Grantor with the Contingent Spousal Interest of the Grantor's Spouse under the provisions of Paragraph B. of this Item V having been revoked, the Trustee shall distribute the remaining trust property to the Grantor's Spouse outright.
                             ITEM VI
                     Distribution to Grantor
                to Pay Income Tax on Trust Income
                        Taxable to Grantor

                               A. The Grantor waives any and all
rights he may have under the law of the state of his residence or the state of administration of the trust to reimbursement for federal or state income tax payable by the Grantor on income of the trust taxable to the Grantor under the provisions of Sections 671-678 of the Code.
                               B. If the state and federal income tax
payable by the Grantor on income of the trust taxable to the Grantor under the provisions of Sections 671-678 of the Code is greater than the Annuity Amount, then the Trustee shall distribute to the Grantor additional Trust Property equal to the difference between the Annuity Amount and the federal and state income tax payable by the Grantor on income of the trust taxable to the Grantor.
                             ITEM VII
            Grantor's Power to Acquire Trust Property
                               At all times prior to the
termination of the Grantor's interest as provided for under Item V of this Trust Agreement, the Grantor shall have the power, which may be exercised without the approval or consent of any Trustee and which may be exercised by the Grantor in a non-fiduciary capacity, to reacquire the Trust Property by substituting other property of any equivalent value.
                            ITEM VIII
                           Commutation
                               The Grantor's interest in this
trust may not be commuted.
                             ITEM IX
                        Spendthrift Clause
                               To the extent permitted by law, the
interests of the Grantor and any other beneficiary hereunder shall be free from the control or interference of any creditor of a beneficiary or of any spouse of a married beneficiary and shall not be subject to any liabilities or creditor claims or to any assignment, anticipation, attachment, or alienation.
                              ITEM X

                         Trustee's Powers
                               In extension of and not in
limitation of the powers given to the Trustee by the laws of the State of Indiana with respect to trust property, the Trustee is specifically empowered to do the following acts. All of the powers given by law and by this instrument may be exercised in the sole discretion of the Trustee without prior authorization or subsequent approval of any court.
                               A. To hold and retain all or any
property received from any source, without regard to diversification or risk. The Trustee is authorized, although no duty is imposed on the Trustee in this regard, to retain as an investment of the trusts created by this instrument the shares of Nationwide Care, Inc., or the shares of any concern that shall succeed to the whole or a substantial part of the assets or business of Nationwide Care, Inc. that may become a part of the property held in trust hereunder even though it might not be proper, under the laws governing investments by trustees, for the Trustee to hold such shares or such an amount of the shares of one company. The Trustee shall not be liable for any loss arising out of the retention by the Trustee of such shares.
                               B. To invest and reinvest the trust
funds (or hold them temporarily uninvested) in any type of property and every kind of investment, including (but not limited to) corporate and municipal obligations of every kind, preferred or common stocks, securities of any regulated investment company, and partnership interests, provided, however, that the Trustee may not hold nonproductive assets for an unreasonable time, and the Grantor shall have the right to require the Trustee either to make such property productive or to convert it within a reasonable time.
                               C. To take any and all actions with
respect to the ownership of the shares of Nationwide Care, Inc. or any other company held as trust property hereunder including, but in no way limited to, the power to vote, sell, pledge, convert, exchange, hypothecate or grant proxies relating to such securities or any other securities or assets that may become trust property.
                               D. To borrow money from any source for
the payment of taxes, debts, or expenses, or in purchasing general property, or for any other purpose which in the opinion of the Trustee will benefit the beneficiaries or will facilitate the administration of any trust, and pledge or mortgage property as security for such loans; and if money is borrowed from the Trustee individually, to pay interest thereon.
                             ITEM XI
                           The Trustee
                               Thomas E. Phillippe, Sr., of
Indianapolis, Indiana, shall be the Trustee until his death, incapacity, or resignation, at which time Thomas E. Phillippe, Jr., of Indianapolis, Indiana, shall be the successor Trustee. Any successor trustee shall have all the rights, powers, title, and discretion of the original trustee hereunder and shall be charged with all the duties and obligations of the original trustee hereunder.
                             ITEM XII

                          Miscellaneous
                               A. This trust shall be governed by and
construed according to the laws of the State of Indiana. Subject only to the provisions of Item XIII hereof, the Trustee shall be fully authorized to exercise any power or make any determination of fact or law under, or to construe, this instrument and any such exercise, determination and construction if made by the Trustee in good faith shall be final, conclusive and binding upon all persons interested in this trust.
                               B. The Trustee shall not be liable to
any person interested in this trust for any act or omission of the Trustee or any agent, nor for any error of judgment, nor for any mistake of law or fact, nor for any misconstruction of this trust, nor for any action of any kind taken or omitted hereunder, while endeavoring in good faith to carry out the purpose of this trust, except for any profit derived from a breach of trust or for a breach of trust committed in bad faith, or intentionally, or with reckless indifference to the interest of a person therein interested.
                               C. During the disability of any
beneficiary of any trust hereunder, any principal or income distributable to such beneficiary may, in the discretion of the Trustee, be paid to such beneficiary, applied for the benefit of such beneficiary, paid to a legal guardian of such beneficiary, or paid to a person having charge or custody of such beneficiary for the sole and exclusive benefit of such beneficiary, and the receipt of the person to whom payment is made shall be a valid release and complete discharge of the Trustee with respect to such payment.
                               D. Subject to the other provisions
herein to the contrary, the Trustee is authorized to effect the distribution of property in cash, in kind, or partly in cash and partly in kind, in divided or undivided interests, to make non-pro-rata distributions, to select the property to be distributed to the various beneficiaries, and to determine the timing of the distributions consistent with the proper administration of the trust.
                            ITEM XIII
                      Construction of Trust
                               The Grantor intends by this trust
to make a completed gift to his children of a remainder interest in the trust property, subject only to his retention of a right to the annuity described in Item IV for two (2) years and the contingent reversionary interest. Therefore, the Grantor intends that, except as may be provided expressly herein, his interest in this trust shall give him only those rights that are ordinarily associated with an annuity trust interest for a term of years and that he shall have no rights inconsistent therewith. The Grantor intends to create a qualified grantor retained annuity trust that satisfies the requirements of Section 2702 of the Code and the applicable treasury regulations promulgated with respect to said Section 2702(b)(1) of the Code. The Grantor hereby directs that this trust agreement be construed and interpreted in accordance with such intent.
                               IN WITNESS WHEREOF, Thomas E.
Phillippe, Sr. has executed this trust agreement on the day and year first above written.



                                          /s/Thomas E. Phillippe, Sr.
                                            Thomas E. Phillippe, Sr., Grantor


                                          /s/Thomas E. Phillippe, Sr.
                                          Thomas E. Phillippe, Sr., Trustee







                            SCHEDULE A





Description of Property                     Net Fair Market Value


850,000 shares of Common                                   $ _________
Stock of Nationwide Care, Inc.

                                            Exhibit 3

      THOMAS E. PHILLIPPE, SR. DECLARATION OF ANNUITY TRUST
               FOR THE BENEFIT OF STACEY JO MERVINE


                               This Declaration of Trust made by
Thomas E. Phillippe, Sr. this 29th day of November, 1994,
                               WITNESSETH:
                               Thomas E. Phillippe, Sr. hereby
declares that, on the aforesaid date, Thomas E. Phillippe, Sr. delivered to himself, as Trustee, the property listed on Schedule A attached hereto.
                               The term "Grantor," as used herein,
shall mean Thomas E. Phillippe, Sr. The term "Grantor's Spouse," as used herein, shall mean Joan M. Phillippe. The term "Trustee," as used herein, shall mean Thomas E. Phillippe, Sr., so long as he is the trustee of this trust, and shall mean the successor trustee or trustees thereafter.
                              ITEM I

                        Funding the Trust
                               The property transferred to the
Trustee shall be held and administered according to the terms of this trust. The Trustee acknowledges the receipt of such property. The Trustee is prohibited from accepting any additional contributions to the trust.
                             ITEM II
                          Irrevocability
                               This trust and all interests in it
are irrevocable, and neither the Grantor nor any other person shall have any power to amend any of the provisions of this trust. Notwithstanding the foregoing, the Trustee shall have the power, acting alone, to amend the trust in any manner required for the sole purpose of ensuring that the Grantor's interest qualifies and continues to qualify as a "qualified interest" within the meaning of Section 2702 of the Internal Revenue Code of 1986, as amended (the "Code").
                             ITEM III
                          Term of Trust
                               This trust shall begin on the date
of this trust agreement and shall continue until the earlier of (i) the date of the Grantor's death or (ii) the second (2nd) anniversary of the date of this trust agreement.
                             ITEM IV

              Payment of Annuity Amounts to Grantor
                               A. During the term of this trust the
Trustee shall annually pay to the Grantor an amount equal to fifty-six and eight-tenths percent (56.80%) of the fair market value of the trust assets valued as of the date of this agreement ("Annuity Amount"). In determining the Annuity Amount, the Trustee shall prorate the Annuity Amount on a daily basis for any short trust year, including the year of the Grantor's death (if applicable).
The Annuity Amount shall be paid in annual installments on each anniversary date of this trust agreement, unless prorated in accordance with this agreement for a short trust year, for each trust year from income and, to the extent that income is insufficient, from principal. Any trust income that is not distributed to the Grantor as part of the Annuity Amount shall be added to principal.
                               B. The Trustee shall make no
distributions of income or principal of the trust to anyone other than the Grantor before the termination of the trust, except as provided in Paragraph B. of Item V.
                               C. If the net fair market value of the
trust assets is incorrectly determined by the Trustee, then within a reasonable period of time after the final determination of the correct value, the Trustee shall pay to the Grantor (or the Grantor's Spouse, if applicable), in the case of an undervaluation, or the Grantor (or the Grantor's Spouse, if applicable) shall pay to the Trustee, in the case of an overvaluation, an amount equal to the difference between the Annuity Amount properly payable and the Annuity Amount actually paid, plus interest on such amounts computed at the rate required by the applicable treasury regulations or, if there are no such regulations, the rate used for valuing annuity interests under Section 664 of the Code, compounded annually.
                              ITEM V

                        Distribution Upon
                     Termination of the Trust
                               A. If the Grantor is living on the
second (2nd) anniversary of the date of this trust agreement, this trust shall terminate on the second (2nd) anniversary of the date of this trust agreement. The Trustee shall distribute the accrued but undistributed Annuity Amount to the Grantor. The Trustee shall distribute the balance of the trust property to Stacey Jo Mervine if she is then living. If she is not then living, the Trustee shall distribute the trust property to her estate.
                               B. If the Grantor's interest in the
trust shall terminate by reason of the death of the Grantor prior to the expiration of the term of this trust, and if the Grantor's
Spouse shall survive the Grantor, then the trust shall continue for the benefit of the Grantor's Spouse unless the Grantor shall have revoked such continuing spousal interest as hereinafter provided, and the Trustee shall distribute to the Grantor's Spouse each year until the second (2nd) anniversary of the date of this trust agreement, an amount equal to the Annuit Amount. After the second
(2nd) anniversary, the Trustee shall continue to distribute each year to the Grantor's Spouse an amount equal to all of the net trust income. Such distributions of the net trust income shall be made annually on the anniversary date of this trust.
                               Such continuing spousal interest of
the Grantor's Spouse under this Paragraph B. of this Item V shall be identified as the Contingent Spousal Interest.
                               The Grantor shall have the power to
revoke the Contingent Spousal Interest of the Grantor's Spouse under this Paragraph B. of this Item V by an instrument in writing signed by the Grantor during his lifetime and delivered to the Trustee or by a provision in the last will and testament of the Grantor referring to and revoking the Contingent Spousal Interest of his spouse under this Trust Agreement.
                               If the Contingent Spousal Interest
of the Grantor's Spouse shall not have been revoked by the Grantor, then upon the death of the Grantor's Spouse the Trustee shall distribute to the estate of the Grantor's Spouse all undistributed amounts of the Annuity Amount or net trust income, as applicable, which are accrued under the terms of this Trust Agreement or are payable to the Grantor's Spouse but have not been distributed to her as of the date of her death, and the Trustee shall distribute the remaining trust property to such of the Grantor's descendants, including living children and grandchildren and other more remote descendants, and in such shares and outright or in trust, as the Grantor's Spouse shall appoint by a provision in her last will and testament specifically referring to and exercising the limited power of appointment herein granted, or if the Grantor's Spouse shall not exercise such limited power of appointment with respect to all or any portion of the remaining trust property subject to such power, then the trust property not distributed as directed by the exercise of the Grantor's Spouse's limited power of appointment shall be distributed the trust property pursuant to the terms of Paragraph A. of this Item V.
                               C. If the Grantor's interest in the
trust shall terminate by reason of the death of the Grantor prior to the second (2nd) anniversary of the date of this trust agreement, and the Grantor's Spouse shall not have survived the Grantor, the Trustee shall divide the then remaining trust property into two (2) fractional shares as follows:
                                  one (1) share, which shall be
                               identified as the Taxable Share, shall consist of a fractional share of the remaining trust property equal to that fractional share of the trust property that is included the Grantor's gross estate for federal estate tax purposes; and

                                  one (1) share, which shall be
                               identified as the Non-Taxable Share, shall consist of a fractional share of the remaining Trust Property equal to that fractional share of the Trust Property that is not included in the Grantor's gross estate for federal estate tax purposes.

                               In determining the fractional
shares of the trust property included or not included in the Grantor's gross estate for federal estate tax purposes, the denominator of each respective fraction shall be the value of the trust property on the date of the Grantor's death as finally determined for federal estate tax purposes, and the numerator of each respective fraction shall be, in the case of the Taxable
Share, the amount of the trust property included in the Grantor's gross estate for federal estate tax purposes, and in the case of the Non-Taxable Share, the amount of the trust property not included in the Grantor's gross estate for federal estate tax purposes, as finally determined for federal estate tax purposes.
                                  (1)  The Trustee shall distribute the
                               Taxable Share to the Grantor's estate.

                                  (2)  The Trustees shall distribute the
                               Non-Taxable Share pursuant to the terms of Paragraph A. of this
                               Item V.

                               D. If the Grantor's interest in the
trust shall terminate by reason of the death of the Grantor prior to the second (2nd) anniversary of the date of this trust agreement, and the Grantor's Spouse shall have survived the Grantor with the Contingent Spousal Interest of the Grantor's Spouse under the provisions of Paragraph B. of this Item V having been revoked, the Trustee shall distribute the remaining trust property to the Grantor's Spouse outright.
                             ITEM VI
                     Distribution to Grantor
                to Pay Income Tax on Trust Income
                        Taxable to Grantor

                               A. The Grantor waives any and all
rights he may have under the law of the state of his residence or the state of administration of the trust to reimbursement for federal or state income tax payable by the Grantor on income of the trust taxable to the Grantor under the provisions of Sections 671-678 of the Code.
                               B. If the state and federal income tax
payable by the Grantor on income of the trust taxable to the Grantor under the provisions of Sections 671-678 of the Code is greater than the Annuity Amount, then the Trustee shall distribute to the Grantor additional Trust Property equal to the difference between the Annuity Amount and the federal and state income tax payable by the Grantor on income of the trust taxable to the Grantor.
                             ITEM VII
            Grantor's Power to Acquire Trust Property
                               At all times prior to the
termination of the Grantor's interest as provided for under Item V of this Trust Agreement, the Grantor shall have the power, which may be exercised without the approval or consent of any Trustee and which may be exercised by the Grantor in a non-fiduciary capacity, to reacquire the Trust Property by substituting other property of any equivalent value.
                            ITEM VIII
                           Commutation
                               The Grantor's interest in this
trust may not be commuted.
                             ITEM IX
                        Spendthrift Clause
                               To the extent permitted by law, the
interests of the Grantor and any other beneficiary hereunder shall be free from the control or interference of any creditor of a beneficiary or of any spouse of a married beneficiary and shall not be subject to any liabilities or creditor claims or to any assignment, anticipation, attachment, or alienation.
                              ITEM X

                         Trustee's Powers
                               In extension of and not in
limitation of the powers given to the Trustee by the laws of the State of Indiana with respect to trust property, the Trustee is specifically empowered to do the following acts. All of the powers given by law and by this instrument may be exercised in the sole discretion of the Trustee without prior authorization or subsequent approval of any court.
                               A. To hold and retain all or any
property received from any source, without regard to diversification or risk. The Trustee is authorized, although no duty is imposed on the Trustee in this regard, to retain as an investment of the trusts created by this instrument the shares of Nationwide Care, Inc., or the shares of any concern that shall succeed to the whole or a substantial part of the assets or business of Nationwide Care, Inc. that may become a part of the property held in trust hereunder even though it might not be proper, under the laws governing investments by trustees, for the Trustee to hold such shares or such an amount of the shares of one company. The Trustee shall not be liable for any loss arising out of the retention by the Trustee of such shares.
                               B. To invest and reinvest the trust
funds (or hold them temporarily uninvested) in any type of property and every kind of investment, including (but not limited to) corporate and municipal obligations of every kind, preferred or common stocks, securities of any regulated investment company, and partnership interests, provided, however, that the Trustee may not hold nonproductive assets for an unreasonable time, and the Grantor shall have the right to require the Trustee either to make such property productive or to convert it within a reasonable time.
                               C. To take any and all actions with
respect to the ownership of the shares of Nationwide Care, Inc. or any other company held as trust property hereunder including, but in no way limited to, the power to vote, sell, pledge, convert, exchange, hypothecate or grant proxies relating to such securities or any other securities or assets that may become trust property.
                               D. To borrow money from any source for
the payment of taxes, debts, or expenses, or in purchasing general property, or for any other purpose which in the opinion of the Trustee will benefit the beneficiaries or will facilitate the administration of any trust, and pledge or mortgage property as security for such loans; and if money is borrowed from the Trustee individually, to pay interest thereon.
                             ITEM XI
                           The Trustee
                               Thomas E. Phillippe, Sr., of
Indianapolis, Indiana, shall be the Trustee until his death, incapacity, or resignation, at which time Thomas E. Phillippe, Jr., of Indianapolis, Indiana, shall be the successor Trustee. Any successor trustee shall have all the rights, powers, title, and discretion of the original trustee hereunder and shall be charged with all the duties and obligations of the original trustee hereunder.
                             ITEM XII

                          Miscellaneous
                               A. This trust shall be governed by and
construed according to the laws of the State of Indiana. Subject only to the provisions of Item XIII hereof, the Trustee shall be fully authorized to exercise any power or make any determination of fact or law under, or to construe, this instrument and any such exercise, determination and construction if made by the Trustee in good faith shall be final, conclusive and binding upon all persons interested in this trust.
                               B. The Trustee shall not be liable to
any person interested in this trust for any act or omission of the Trustee or any agent, nor for any error of judgment, nor for any mistake of law or fact, nor for any misconstruction of this trust, nor for any action of any kind taken or omitted hereunder, while endeavoring in good faith to carry out the purpose of this trust, except for any profit derived from a breach of trust or for a breach of trust committed in bad faith, or intentionally, or with reckless indifference to the interest of a person therein interested.
                               C. During the disability of any
beneficiary of any trust hereunder, any principal or income distributable to such beneficiary may, in the discretion of the Trustee, be paid to such beneficiary, applied for the benefit of such beneficiary, paid to a legal guardian of such beneficiary, or paid to a person having charge or custody of such beneficiary for the sole and exclusive benefit of such beneficiary, and the receipt of the person to whom payment is made shall be a valid release and complete discharge of the Trustee with respect to such payment.
                               D. Subject to the other provisions
herein to the contrary, the Trustee is authorized to effect the distribution of property in cash, in kind, or partly in cash and partly in kind, in divided or undivided interests, to make non-pro-rata distributions, to select the property to be distributed to the various beneficiaries, and to determine the timing of the distributions consistent with the proper administration of the trust.
                            ITEM XIII
                      Construction of Trust
                               The Grantor intends by this trust
to make a completed gift to his children of a remainder interest in the trust property, subject only to his retention of a right to the annuity described in Item IV for two (2) years and the contingent reversionary interest. Therefore, the Grantor intends that, except as may be provided expressly herein, his interest in this trust shall give him only those rights that are ordinarily associated with an annuity trust interest for a term of years and that he shall have no rights inconsistent therewith. The Grantor intends to create a qualified grantor retained annuity trust that satisfies the requirements of Section 2702 of the Code and the applicable treasury regulations promulgated with respect to said Section 2702(b)(1) of the Code. The Grantor hereby directs that this trust agreement be construed and interpreted in accordance with such intent.
                               IN WITNESS WHEREOF, Thomas E.
Phillippe, Sr. has executed this trust agreement on the day and year first above written.



                                                    /s/Thomas E. Phillippe, Sr.
                                                    Thomas E. Phillippe, Sr.,
Grantor



                                                    /s/Thomas E. Phillippe, Sr.
                                                    Thomas E. Phillippe, Sr.,
Trustee







                           SCHEDULE A





Description of Property                     Net Fair Market Value


850,000 shares of Common                                   $ _________
Stock of Nationwide Care, Inc.

      THOMAS E. PHILLIPPE, SR. DECLARATION OF ANNUITY TRUST
                FOR THE BENEFIT OF TOWANA K. MOORE


                               This Declaration of Trust made by
Thomas E. Phillippe, Sr. this 29th day of November, 1994,
                               WITNESSETH:
                               Thomas E. Phillippe, Sr. hereby
declares that, on the aforesaid date, Thomas E. Phillippe, Sr. delivered to himself, as Trustee, the property listed on Schedule A attached hereto.
                               The term "Grantor," as used herein,
shall mean Thomas E. Phillippe, Sr. The term "Grantor's Spouse," as used herein, shall mean Joan M. Phillippe. The term "Trustee," as used herein, shall mean Thomas E. Phillippe, Sr., so long as he is the trustee of this trust, and shall mean the successor trustee or trustees thereafter.
                              ITEM I

                        Funding the Trust
                               The property transferred to the
Trustee shall be held and administered according to the terms of this trust. The Trustee acknowledges the receipt of such property. The Trustee is prohibited from accepting any additional contributions to the trust.
                             ITEM II
                          Irrevocability
                               This trust and all interests in it
are irrevocable, and neither the Grantor nor any other person shall have any power to amend any of the provisions of this trust. Notwithstanding the foregoing, the Trustee shall have the power, acting alone, to amend the trust in any manner required for the sole purpose of ensuring that the Grantor's interest qualifies and continues to qualify as a "qualified interest" within the meaning of Section 2702 of the Internal Revenue Code of 1986, as amended (the "Code").
                             ITEM III
                          Term of Trust
                               This trust shall begin on the date
of this trust agreement and shall continue until the earlier of (i) the date of the Grantor's death or (ii) the second (2nd) anniversary of the date of this trust agreement.
                             ITEM IV

              Payment of Annuity Amounts to Grantor
                               A. During the term of this trust the
Trustee shall annually pay to the Grantor an amount equal to fifty-six and eight-tenths percent (56.80%) of the fair market value of the trust assets valued as of the date of this agreement ("Annuity Amount"). In determining the Annuity Amount, the Trustee shall prorate the Annuity Amount on a daily basis for any short trust year, including the year of the Grantor's death (if applicable).
The Annuity Amount shall be paid in annual installments on each anniversary date of this trust agreement, unless prorated in accordance with this agreement for a short trust year, for each trust year from income and, to the extent that income is insufficient, from principal. Any trust income that is not distributed to the Grantor as part of the Annuity Amount shall be added to principal.
                               B. The Trustee shall make no
distributions of income or principal of the trust to anyone other than the Grantor before the termination of the trust, except as provided in Paragraph B. of Item V.
                               C. If the net fair market value of the
trust assets is incorrectly determined by the Trustee, then within a reasonable period of time after the final determination of the correct value, the Trustee shall pay to the Grantor (or the Grantor's Spouse, if applicable), in the case of an undervaluation, or the Grantor (or the Grantor's Spouse, if applicable) shall pay to the Trustee, in the case of an overvaluation, an amount equal to the difference between the Annuity Amount properly payable and the Annuity Amount actually paid, plus interest on such amounts computed at the rate required by the applicable treasury regulations or, if there are no such regulations, the rate used for valuing annuity interests under Section 664 of the Code, compounded annually.
                              ITEM V

                        Distribution Upon
                     Termination of the Trust
                               A. If the Grantor is living on the
second (2nd) anniversary of the date of this trust agreement, this trust shall terminate on the second (2nd) anniversary of the date of this trust agreement. The Trustee shall distribute the accrued but undistributed Annuity Amount to the Grantor. The Trustee shall distribute the balance of the trust property to Towana K. Moore, if she is then living. If she is not then living, the Trustee shall distribute the trust property to her estate.
                               B. If the Grantor's interest in the
trust shall terminate by reason of the death of the Grantor prior to the expiration of the term of this trust, and if the Grantor's
Spouse shall survive the Grantor, then the trust shall continue for the benefit of the Grantor's Spouse unless the Grantor shall have revoked such continuing spousal interest as hereinafter provided, and the Trustee shall distribute to the Grantor's Spouse each year until the second (2nd) anniversary of the date of this trust agreement, an amount equal to the Annuity Amount. After the second
(2nd) anniversary, the Trustee shall continue to distribute each year to the Grantor's Spouse an amount equal to all of the net trust income. Such distributions of the net trust income shall be made annually on the anniversary date of this trust.
                               Such continuing spousal interest of
the Grantor's Spouse under this Paragraph B. of this Item V shall be identified as the Contingent Spousal Interest.
                               The Grantor shall have the power to
revoke the Contingent Spousal Interest of the Grantor's Spouse under this Paragraph B. of this Item V by an instrument in writing signed by the Grantor during his lifetime and delivered to the Trustee or by a provision in the last will and testament of the Grantor referring to and revoking the Contingent Spousal Interest of his spouse under this Trust Agreement.
                               If the Contingent Spousal Interest
of the Grantor's Spouse shall not have been revoked by the Grantor, then upon the death of the Grantor's Spouse the Trustee shall distribute to the estate of the Grantor's Spouse all undistributed amounts of the Annuity Amount or net trust income, as applicable, which are accrued under the terms of this Trust Agreement or are payable to the Grantor's Spouse but have not been distributed to her as of the date of her death, and the Trustee shall distribute the remaining trust property to such of the Grantor's descendants, including living children and grandchildren and other more remote descendants, and in such shares and outright or in trust, as the Grantor's Spouse shall appoint by a provision in her last will and testament specifically referring to and exercising the limited power of appointment herein granted, or if the Grantor's Spouse shall not exercise such limited power of appointment with respect to all or any portion of the remaining trust property subject to such power, then the trust property not distributed as directed by the exercise of the Grantor's Spouse's limited power of appointment shall be distributed the trust property pursuant to the terms of Paragraph A. of this Item V.
                               C. If the Grantor's interest in the
trust shall terminate by reason of the death of the Grantor prior to the second (2nd) anniversary of the date of this trust agreement, and the Grantor's Spouse shall not have survived the Grantor, the Trustee shall divide the then remaining trust property into two (2) fractional shares as follows:
                                  one (1) share, which shall be
                               identified as the Taxable Share, shall
                               consist of a fractional
                               share of the remaining trust property equal to that fractional share of the trust property that is included the Grantor's gross estate for federal estate tax purposes; and

                                  one (1) share, which shall be
                               identified as the Non-Taxable Share, shall consist of a fractional share of the remaining Trust Property equal to that fractional share of the Trust Property that is not included in the Grantor's gross estate for federal estate tax purposes.

                               In determining the fractional
shares of the trust property included or not included in the Grantor's gross estate for federal estate tax purposes, the denominator of each respective fraction shall be the value of the trust property on the date of the Grantor's death as finally determined for federal estate tax purposes, and the numerator of each respective fraction shall be, in the case of the Taxable
Share, the amount of the trust property included in the Grantor's gross estate for federal estate tax purposes, and in the case of the Non-Taxable Share, the amount of the trust property not included in the Grantor's gross estate for federal estate tax purposes, as finally determined for federal estate tax purposes.
                                  (1)  The Trustee shall distribute the
                               Taxable Share to the Grantor's estate.

                                  (2)  The Trustees shall distribute the
                               Non-Taxable Share pursuant to the terms of Paragraph A. of this
                               Item V.

                               D. If the Grantor's interest in the
trust shall terminate by reason of the death of the Grantor prior to the second (2nd) anniversary of the date of this trust agreement, and the Grantor's Spouse shall have survived the Grantor with the Contingent Spousal Interest of the Grantor's Spouse under the provisions of Paragraph B. of this Item V having been revoked, the Trustee shall distribute the remaining trust property to the Grantor's Spouse outright.
                             ITEM VI
                     Distribution to Grantor
                to Pay Income Tax on Trust Income
                        Taxable to Grantor

                               A. The Grantor waives any and all
rights he may have under the law of the state of his residence or the state of administration of the trust to reimbursement for federal or state income tax payable by the Grantor on income of the trust taxable to the Grantor under the provisions of Sections 671-678 of the Code.
                               B. If the state and federal income tax
payable by the Grantor on income of the trust taxable to the Grantor under the provisions of Sections 671-678 of the Code is greater than the Annuity Amount, then the Trustee shall distribute to the Grantor additional Trust Property equal to the difference between the Annuity Amount and the federal and state income tax payable by the Grantor on income of the trust taxable to the Grantor.
                             ITEM VII
            Grantor's Power to Acquire Trust Property
                               At all times prior to the
termination of the Grantor's interest as provided for under Item V of this Trust Agreement, the Grantor shall have the power, which may be exercised without the approval or consent of any Trustee and which may be exercised by the Grantor in a non-fiduciary capacity, to reacquire the Trust Property by substituting other property of any equivalent value.
                            ITEM VIII
                           Commutation
                               The Grantor's interest in this
trust may not be commuted.
                             ITEM IX
                        Spendthrift Clause
                               To the extent permitted by law, the
interests of the Grantor and any other beneficiary hereunder shall be free from the control or interference of any creditor of a beneficiary or of any spouse of a married beneficiary and shall not be subject to any liabilities or creditor claims or to any assignment, anticipation, attachment, or alienation.
                              ITEM X

                         Trustee's Powers
                               In extension of and not in
limitation of the powers given to the Trustee by the laws of the State of Indiana with respect to trust property, the Trustee is specifically empowered to do the following acts. All of the powers given by law and by this instrument may be exercised in the sole discretion of the Trustee without prior authorization or subsequent approval of any court.
                               A. To hold and retain all or any
property received from any source, without regard to diversification or risk. The Trustee is authorized, although no duty is imposed on the Trustee in this regard, to retain as an investment of the trusts created by this instrument the shares of Nationwide Care, Inc., or the shares of any concern that shall succeed to the whole or a substantial part of the assets or business of Nationwide Care, Inc. that may become a part of the property held in trust hereunder even though it might not be proper, under the laws governing investments by trustees, for the Trustee to hold such shares or such an amount of the shares of one company. The Trustee shall not be liable for any loss arising out of the retention by the Trustee of such shares.
                               B. To invest and reinvest the trust
funds (or hold them temporarily uninvested) in any type of property and every kind of investment, including (but not limited to) corporate and municipal obligations of every kind, preferred or common stocks, securities of any regulated investment company, and partnership interests, provided, however, that the Trustee may not hold nonproductive assets for an unreasonable time, and the Grantor shall have the right to require the Trustee either to make such property productive or to convert it within a reasonable time.
                               C. To take any and all actions with
respect to the ownership of the shares of Nationwide Care, Inc. or any other company held as trust property hereunder including, but in no way limited to, the power to vote, sell, pledge, convert, exchange, hypothecate or grant proxies relating to such securities or any other securities or assets that may become trust property.
                               D. To borrow money from any source for
the payment of taxes, debts, or expenses, or in purchasing general property, or for any other purpose which in the opinion of the Trustee will benefit the beneficiaries or will facilitate the administration of any trust, and pledge or mortgage property as security for such loans; and if money is borrowed from the Trustee individually, to pay interest thereon.
                             ITEM XI
                           The Trustee
                               Thomas E. Phillippe, Sr., of
Indianapolis, Indiana, shall be the Trustee until his death, incapacity, or resignation, at which time Thomas E. Phillippe, Jr., of Indianapolis, Indiana, shall be the successor Trustee. Any successor trustee shall have all the rights, powers, title, and discretion of the original trustee hereunder and shall be charged with all the duties and obligations of the original trustee hereunder.
                             ITEM XII

                          Miscellaneous
                               A. This trust shall be governed by and
construed according to the laws of the State of Indiana. Subject only to the provisions of Item XIII hereof, the Trustee shall be fully authorized to exercise any power or make any determination of fact or law under, or to construe, this instrument and any such exercise, determination and construction if made by the Trustee in good faith shall be final, conclusive and binding upon all persons interested in this trust.
                               B. The Trustee shall not be liable to
any person interested in this trust for any act or omission of the Trustee or any agent, nor for any error of judgment, nor for any mistake of law or fact, nor for any misconstruction of this trust, nor for any action of any kind taken or omitted hereunder, while endeavoring in good faith to carry out the purpose of this trust, except for any profit derived from a breach of trust or for a breach of trust committed in bad faith, or intentionally, or with reckless indifference to the interest of a person therein interested.
                               C. During the disability of any
beneficiary of any trust hereunder, any principal or income distributable to such beneficiary may, in the discretion of the Trustee, be paid to such beneficiary, applied for the benefit of such beneficiary, paid to a legal guardian of such beneficiary, or paid to a person having charge or custody of such beneficiary for the sole and exclusive benefit of such beneficiary, and the receipt of the person to whom payment is made shall be a valid release and complete discharge of the Trustee with respect to such payment.
                               D. Subject to the other provisions
herein to the contrary, the Trustee is authorized to effect the distribution of property in cash, in kind, or partly in cash and partly in kind, in divided or undivided interests, to make non-pro-rata distributions, to select the property to be distributed to the various beneficiaries, and to determine the timing of the distributions consistent with the proper administration of the trust.
                            ITEM XIII
                      Construction of Trust
                               The Grantor intends by this trust
to make a completed gift to his children of a remainder interest in the trust property, subject only to his retention of a right to the annuity described in Item IV for two (2) years and the contingent reversionary interest. Therefore, the Grantor intends that, except as may be provided expressly herein, his interest in this trust shall give him only those rights that are ordinarily associated with an annuity trust interest for a term of years and that he shall have no rights inconsistent therewith. The Grantor intends to create a qualified grantor retained annuity trust that satisfies the requirements of Section 2702 of the Code and the applicable treasury regulations promulgated with respect to said Section 2702(b)(1) of the Code. The Grantor hereby directs that this trust agreement be construed and interpreted in accordance with such intent.
                               IN WITNESS WHEREOF, Thomas E.
Phillippe, Sr. has executed this trust agreement on the day and year first above written.



                                                    /s/Thomas E. Phillippe, Sr.
                                                    Thomas E. Phillippe, Sr.,
Grantor



                                                    /s/Thomas E. Phillippe, Sr.
                                                    Thomas E. Phillippe, Sr.,
Trustee







                            SCHEDULE A





Description of Property                     Net Fair Market Value


850,000 shares of Common                                   $ _________
Stock of Nationwide Care, Inc.